AMERICAN REALTY CAPITAL TRUST, INC.
106 York Road
Jenkintown, PA 19046

May 2, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Barros

Re:	American Realty Capital Trust, Inc.
Pre-Effective Amendment No. 1 to
Post-Effective Amendment No. 12 to Form S-11
Filed April 27, 2011
File No. 333-145949

Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 333-145949

Dear Ms. Barros:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 28, 2011 (the “Comment Letter”) with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 12 to the Registration Statement on Form S-11 filed by American Realty Capital Trust, Inc. (the “Company”) with the Commission on April 27, 2011 (the “Registration Statement”) and the Form 10-K for Fiscal Year Ended December 31, 2010 filed March 31, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments are set forth in this letter or in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 12 to the Registration Statement.  Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 12 to the Registration Statement was filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

General

1.	Please provide disclosure about the relationship between the offering price and your net tangible book value per share as of December 31, 2010. Refer to Item 506 of Regulation S-K.

We advise the Staff that the prospectus supplement has been revised to disclose the relationship between the offering price and the Company’s net tangible book value per share as of December 31, 2010.

2.	Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception in the prospectus.

We advise the Staff that the prospectus supplement has been revised to disclose the cumulative amount of distributions declared are paid since inception as compared to the cumulative amount of earnings since inception.

Prospectus dated December 13, 2010

Selected Financial Data, page 140

3.
We note that you present MFFO in your selected financial data, which is a non-GAAP financial measure, but you do not provide a reconciliation of this measure to a GAAP financial measure in accordance with Item 10(e) of Regulation S-K.  Please remove the disclosure regarding MFFO from your prospectus.

We advise the Staff that the table under “Selected Financial Data” in the prospectus supplement replaces the table on page 140 of the prospectus, and MFFO is no longer included.

Supplement No. 4 dated April 27, 2011

Real Property Investments, page S-1

4.
We note that you disclose the annualized rental income for your properties.  Based on the definition provided, it is unclear if such disclosure takes into account tenant concessions.  To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.  Furthermore, please also disclose annualized rental income, which takes into account tenant concessions, if applicable, on per square foot or unit basis.  Please provide similar disclosure on a portfolio basis in your future Exchange Act filings.

We advise the Staff that the Company’s calculation of annualized rental income on a straight-line basis is in conformity with GAAP requirements for the recognition of rental income and therefore the effects of tenant concessions such as free rent are included in the calculation. The prospectus supplement has been revised to clarify that the calculation includes the effect of tenant concessions.

5.
We note your disclosure regarding capitalization rates in footnote (3) on page S-4.  Please expand your disclosure to explain in more detail how capitalization rates are calculated.  For example, please describe how NOI is calculated, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses.  Please provide similar disclosure in your future Exchange Act filings.

We advise the Staff that the disclosure regarding NOI in the calculation of capitalization rates had been revised to annualized rental income on a straight-line basis. As all leases in the portfolio are net leases, NOI and annualized rental income are the same, however the Company believes the use of the term annualized rental income is better presentation. The definition of annualized rental income is disclosed in the subsequent footnote. The Company undertakes to provide similar disclosure in its future Exchange Act periodic reports.

Status of Distributions, page S-9

6.
Refer to the table on page S-9.  We note that the disclosure in the table does not appear to coincide with similar information provided on page 49 of your Form 10-K for the fiscal year ended December 31, 2010.  In particular, we note that the data for the 4th quarter as well as the data regarding proceeds from the issuance of common stock differ between the two filings.  Please revise or advise.

We advise the Staff that the difference between the table on page 49 of the Company’s Form 10-K and page S-9 of Supplement No. 4 relates to distributions paid in cash during the quarter ended December 31, 2010 of $0.2 million.  The Supplement No. 4 reflects the correct distributions paid of $4.4 million.  The Company does not think that this is material or that it would mislead a reader of the Company’s financial statements. The Company will properly update future filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Non-GAAP Financial Measures, page 48

7.
We refer you to the first full paragraph on page 49, which discusses the provision of non-GAAP financial measures to investors on a supplemental basis.  Please make sure that future Exchange Act filings discussing non-GAAP financial measures are consistent with your Securities Act filings.  We urge you to also consider the conditions of Regulation G of the Exchange Act and Item 10(e) of Regulation S-K when providing non-GAAP disclosure in future communications to investors, particularly the rules regarding the accompaniment and relative prominence of the corresponding GAAP measure.

We advise the Staff that the Company will ensure that future Exchange Act filings discussing non-GAAP financial measures are consistent with the Securities Act filings, and the Company will consider Regulation G and Item 10(e) of Regulation S-K when providing non-GAAP disclosure in future communications to investors.

8.
Refer to the comment above and your Form 8-K filed April 1, 2010.  Please revise to more clearly explain how MFFO is useful to an investor.  To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy.  Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure.  Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the acquisition and offering stage, please provide more detailed disclosure on the limits of this usefulness.  To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors, Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

We advise the Staff that the disclosure has been revised in the prospectus supplement to (1) more clearly explain how MFFO is useful to an investor, (2) explain that MFFO is not a historical performance measure, (3) disclose in detail the limits of MFFO’s usefulness and (4) clearly separate the usefulness to investors’ discussion from the discussion of the usefulness to management.

9.
We note your disclosure in that same form 8-K that distributions paid during the quarter were fully supported by modified funds from operations.  MFFO is not indicative of cash flow available to fund cash needs and is not an indication of your liquidity.  Please tell us why you believe the statement that distributions were supported by MFFO is appropriate and why you have included your distributions paid on the same page as your MFFO reconciliation.  We may have further comments upon reviewing your response.

We advise the Staff that the Company has included a discussion of MFFO in its distribution section of the Form 10-K because the Company believes that MFFO may provide investors with a useful indication of its future performance and its sustainability or its current distribution policy. However, because MFFO excludes the effective acquisition costs, which are an important component in an analysis of the historical performance of an asset, MFFO should not be construed as a historical performance measure. In future Exchange Act periodic reports, that fact will be emphasized.

10.
Refer to the distributions table on page 49.  You indicate that in the 4th quarter, you used approximately $2.8 million from cash flows from operations to pay distributions.  Your disclosure, however, indicates that you used approximately $1.3 million in cash from operations for that same period.  Please revise or advise.

For the year ended December 31, 2010, the Company had total cash flow from operations of $9.9 million and paid $11.6 million in distributions.  During the fourth quarter, although the Company had negative cash flow from operations of $1.3 million, the Company had excess cash flow from operations over the distributions paid year to date to cover $2.8 million of the $4.6 million of distributions paid during the fourth quarter. Note that total cash paid from operations for the year ended December 31, 2010 agrees with the Company’s cash provided by operations for the year ended December 31, 2010.

11.
Refer to the table that compares cumulative distributions paid to net loss since inception.  We note that the line items under “Reconciliation of net loss” do not add up to your net loss since inception.  Please revise or advise.

During the years ended December 31, 2010, 2009, 2008 and the period from August 17, 2007 to December 31, 2007, the Company had a net loss (in thousands) of $9,833, $4,266, $4,283 and $1, respectively.  This aggregates to a net loss since inception (in thousands) of $18,383.  The Company agrees that this amount does not agree to the table on page 49 of the Company’s Form 10-K by a difference of $3,000.  The Company does not think that this is material or that it would mislead a reader of the Company’s financial statements. The Company will properly update future filings.

12.
Refer to the certifications filed as exhibits 31.1 and 31.2.  We note that you have included a defined term when referring to your Form 10-K.  For example, you refer to it as “the Report” throughout.  In future filings, please ensure that the certifications filed are in the exact form as prescribed by the rules.

We advise the Staff that the Company will ensure that the certifications filed with future filings are the exact form prescribed by the rules.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AMERICAN REALTY CAPITAL TRUST, INC

By:	/s/ Brian S. Block
Name:	Brian S. Block
Title:	Chief Financial Officer